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03001476

UNITED STATES
; AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

RECEIVED
FEB 2 5 2003
2U/

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/02_____ AND ENDING _____12/31/02_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mutual Fund Specialists, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1531 Aloma Ave.
                                                    (No. and Street)

Winter Park,   Florida   32792
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger A. Toelke   (407) 740-5900
                                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLP
                                (Name – if individual, state last, first, middle name)

1031 W. Morse Blvd., Suite 200,   Winter Park,   Florida   32789
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                   contained in this form are not required to respond unless the form displays
                   a currently valid OMB control number.   MAR 1 2 2003

OATH OR AFFIRMATION

I, _____Roger A. Toelke_____. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Fund Specialists, Inc._____, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____None_____

_____
Notary Public

_____
Signature

President _____
Title

This report** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Todd Hitchins, Partner

Cuthill & Eddy LLP

CERTIFIED PUBLIC ACCOUNTANTS

Limited Liability Partnership

Independent Auditors' Report

Board of Directors
Mutual Fund Specialists, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Mutual Fund Specialists, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Fund Specialists, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cuthill & Eddy LLP

January 29, 2003

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

*Division for CPA Firms   American Institute of Certified Public Accountants   Florida Institute of Certified Public Accountants
Member of IA International With Correspondent Offices In Principal Cities Of The World*

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	6,681
Commissions receivable		72
		6,753
Other assets		100
	$	6,853

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's equity:		
Common stock, no par value, 1,000 shares authorized;		
825 shares issued and outstanding	$	6,853
Retained earnings		-
	$	6,853

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:		
Dealer concessions	$	14,282
Investment income		82
		14,364
Expenses:		
Fees and regulatory expenses		1,616
Professional fees		6,116
Office expenses		951
Administrative expenses		2,386
		11,069
Net income	$	3,295

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance, January 1, 2002	825	$ 9,000	$ 2,470	$ 11,470
Distributions	-	(2,697)	(5,765)	(8,462)
Net income	-	-	3,295	3,295
Capital contributions	-	550	-	550
Balance, December 31, 2002	825	$ 6,853	$ -	$ 6,853

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flow from operating activities:		
Net income	$	3,295
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Decrease in commissions receivable		3,463
Net cash provided by operating activities		6,758
Cash flow from financing activities:		
Distributions		(8,462)
Capital contributions		550
Net cash used by financing activities		(7,912)
Net decrease in cash and cash equivalents		(1,154)
Cash and cash equivalents at beginning of year		7,835
Cash and cash equivalents at end of year	$	6,681

MUTUAL FUND SPECIALISTS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

1. Nature of operations and summary of significant accounting policies:

Nature of operations:
Mutual Fund Specialists, Inc. (the "Company") was incorporated under the laws of the State of Florida in August 1993 as a securities broker-dealer. The Company concentrates its efforts on the promotion and sale of mutual fund investments to its clients. The Company is registered with the National Association of Securities Dealers, the Securities and Exchange Commission under the Securities Act of 1934, and the State of Florida.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expense recognition:
Commissions from the sale of investments are recognized as income when earned. Commissions that are not known at the trade date or are not able to be estimated are recorded when received.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

Income taxes:
As of January 1, 2000, the Company and its sole stockholder have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the stockholder. Because of this election, federal income taxes have not been provided for in the 2002 financial statements.

Cash equivalents:
The Company considers investments with original maturities of three months or less to be cash equivalents.

MUTUAL FUND SPECIALISTS, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2002

2. Computation of net capital:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

   As of December 31, 2002, the Company had excess net capital of $1,239 and a net capital ratio of 0.

3. Supplemental disclosures of cash flow information:

   During the year ended December 31, 2002, cash was paid as follows:

Interest	$ -0-
Income taxes	$ -0-

MUTUAL FUND SPECIALISTS, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Total stockholder's equity	$	6,853
Adjustments:		
Deduct nonallowable assets:		
Other assets		150
Net capital before haircuts on securities positions		6,703
Haircuts on securities positions		(464)
Net capital	$	6,239
Reconciliation with Company's computation:		
Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$	6,239

MUTUAL FUND SPECIALISTS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Total aggregate indebtedness $ -0-

Ratio of aggregate indebtedness to
  net capital   .00 to 1



Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Todd Hitchins, Partner

Cuthill & Eddy LLP

CERTIFIED PUBLIC ACCOUNTANTS

Limited Liability Partnership

<u>Independent Auditors' Report On Internal
Control Structure Required By SEC Rule 17A-5</u>

Board of Directors
Mutual Fund Specialists, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Mutual Fund Specialists, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, ("SEC") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com
*Division for CPA Firms   American Institute of Certified Public Accountants   Florida Institute of Certified Public Accountants
Member of IA International With Correspondent Offices in Principal Cities Of The World*

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Curtis & Eaay LLP

January 29, 2003